UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IPASS INC.

(Names of Subject Company)

TBR, INC.

(Offeror)

PARETEUM CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

46261V108

(CUSIP Number of Class of Securities)

Robert H. Turner, Executive Chairman

Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 984-1096

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Darrin Ocasio

Avital Perlman

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,484,513.08	$1,997.92

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.955, the average of the high and low sales prices per share of iPass, Inc. common stock on November 29, 2018, as reported by Nasdaq, and (ii) 8,431,976, the estimated number of shares of iPass, Inc. common stock to be exchanged in the transaction.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the estimated transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,997.92	Filing Party: Pareteum Corporation
Form or Registration No.: Form S-4	Date Filed: December 3, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Pareteum Corporation (“Pareteum”), a Delaware corporation, and TBR, Inc., a Delaware corporation and a direct wholly owned subsidiary of Pareteum (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of iPass, Inc. (“iPass”), a Delaware corporation, 1.17 shares of Pareteum common stock, par value $0.00001 per share, plus cash in lieu of any fractional shares of Pareteum common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange and the related Letter of Transmittal, and together with any amendments or supplements thereto, the “Offer”).

Pareteum has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on November 30, 2018, relating to the Offer and sale of shares of Pareteum common stock to be issued to holders of shares of iPass common stock validly tendered into the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Pareteum or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.   Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.

Item 2.   Subject Company Information.

(a)          The subject company of the Offer is iPass, Inc., a Delaware corporation. The address and telephone number of iPass’s principal executive offices is 3800 Bridge Parkway, Suite 200, Redwood Shores, CA 94065, (650) 232-4100.

(b)          As of November 30, 2018, there were 8,431,976 shares of iPass common stock, $0.001 par value per share, issued and outstanding, including 53,988 shares of iPass common stock subject to restricted stock awards and 420,000 shares of iPass common stock subject to performance restricted stock awards.

(c)          The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3.   Identity and Background of Filing Person.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies — Pareteum” and “The Companies — Offeror” and Annex C of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Pareteum and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.   Terms of the Transaction.

The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger” (including “The Offer and the Merger—Accounting Treatment”), “Exchange Offer Procedures,” “Merger Agreement,” “Material U.S. Federal Income Tax Consequences” and “Comparison of Stockholders’ Rights,” as well as Annex A of the Prospectus/Offer to Exchange, and the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer.”

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Pareteum’s Reasons for the Offer and the Merger,” “The Offer and the Merger — iPass’s Reasons for the Offer and the Merger; Recommendation of the Board of Directors of iPass,” “The Offer and the Merger — Interests of Certain Persons in the Offer and the Merger,” “The Offer and the Merger — Certain Relationships with iPass,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Agreement Establishing a Strategic Alliance

On April 23, 2018, Pareteum and iPass entered into an Agreement Establishing a Strategic Alliance (the “Strategic Alliance Agreement”), to jointly market, bid, offer and sell each parties solutions to customers.  The Strategic Alliance Agreement enables both parties to include each other’s product offerings in the sales cycle to provide more comprehensive end-to-end solutions for potential customers.

This summary does not purport to be complete and is qualified in its entirety by reference to the Strategic Alliance Agreement, which is filed as Exhibit (d)(3) to this Schedule TO and is incorporated by reference herein.

Channel Partner Reseller Agreement

On April 25, 2018, Pareteum and iPass signed a new commercial transaction, the Channel Partner Reseller Agreement (the “Channel Partner Reseller Agreement”), expanding the strategic alliance and providing Pareteum commercial pricing for reselling iPass SmartConnect and related Wi-Fi connectivity services to Parateum’s customers.  Pareteum gained commercial terms to access iPass’ global Wi-Fi network of over 64 million hotspots at the time and the opportunity to integrate the iPass SmartConnect technology into its own Managed Service Provider platform.

This summary does not purport to be complete and is qualified in its entirety by reference to the Channel Partner Reseller Agreement, which is filed as Exhibit (d)(4) to this Schedule TO and is incorporated by reference herein.

Software License Agreement

On May 8, 2018, Pareteum and iPass signed a new commercial transaction, the Software License Agreement (the “Software License Agreement”), granting Pareteum a perpetual, non-exclusive, and non-transferable license to SmartConnect for up to 25,000,000 authorized devices. With the signing of this license agreement, Pareteum gained access to the iPass SmartConnect software to bundle with up to 25,000,000 Android and iOS devices for its global customers.

This summary does not purport to be complete and is qualified in its entirety by reference to the Software License Agreement, which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated by reference herein.

Item 6.   Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer— Why is Pareteum proposing the Offer and the Merger?,” “The Offer and the Merger — Background of the Offer and the Merger,” “The Offer and the Merger — Pareteum’s Reasons for the Offer and the Merger,” “The Offer and the Merger — Plans for iPass,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

The cash in lieu of any fractional shares of Pareteum common stock shall be paid from Pareteum’s cash on hand. Items 1007 (b) and (d) are not applicable.

Item 8.   Interest in Securities of the Subject Company.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger — Certain Relationships with iPass” is incorporated into this Schedule TO by reference.

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures — Fees and Commissions” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Where to Obtain Additional Information,” and “Consolidated Financial Statements of iPass, Inc.” are incorporated into this Schedule TO by reference.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(5)(A)	Press Release issued by Pareteum Corporation and iPass, dated November 12, 2018, announcing Pareteum’s proposal to acquire all of the outstanding shares of iPass common stock (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(a)(5)(B)	Investor Presentation, dated November 13, 2018, distributed in connection with Pareteum Corporation’s analyst and investor conference call (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on November 13, 2018)

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among Pareteum Corporation., iPass, Inc. and TBR, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(d)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between Pareteum Corporation and iPass, Inc. (filed herewith)

(d)(3)	Form of Strategic Alliance Agreement dated April 23, 2018, by and between Pareteum Corporation and iPass Inc. (filed herewith)

(d)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018)

(d)(5)	Software License Agreement, dated May 8, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to the Quarterly Report on Form 10-Q filed by Pareteum Corporation on May 11, 2018)

(h)(1)	Opinion of Sichenzia Ross Ference LLP, dated December 3, 2018, (incorporated by reference to Exhibit 5.2 of Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018).

* Confidential treatment has been requested for a portion of this exhibit.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018

PARETEUM CORPORATION

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman

TBR, INC.

By:	/s/ Robert H. Turner
Name: Robert H. Turner
Title: Executive Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018)

(a)(5)(A)	Press Release issued by Pareteum Corporation and iPass, dated November 12, 2018, announcing Pareteum’s proposal to acquire all of the outstanding shares of iPass common stock (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(a)(5)(B)	Investor Presentation, dated November 13, 2018, distributed in connection with Pareteum Corporation’s analyst and investor conference call (incorporated by reference to Pareteum Corporation’s filing pursuant to Rule 425 on November 13, 2018)

(d)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among Pareteum Corporation., iPass, Inc. and TBR, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pareteum Corporation on November 13, 2018)

(d)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between Pareteum Corporation and iPass, Inc. (filed herewith)

(d)(3)	Form of Strategic Alliance Agreement dated April 23, 2018, by and between Pareteum Corporation and iPass Inc. (filed herewith)

(d)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018)

(d)(5)	Software License Agreement, dated May 8, 2018, by and between Pareteum Corporation and iPass Inc. (incorporated by reference to the Quarterly Report on Form 10-Q filed by Pareteum Corporation on May 11, 2018)

(h)(1)	Opinion of Sichenzia Ross Ference LLP, dated December 3, 2018, (incorporated by reference to Exhibit 5.2 of Pareteum Corporation’s Registration Statement on Form S-4 filed on December 3, 2018).

* Confidential treatment has been requested for a portion of this exhibit.